P.E. 2/1/02

1095749

02013442

CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2002

SONERA CORPORATION
(Translation of registrant's name into English)

Teollisuuskatu 15
FIN-00510 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....X.... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....X....

NOTICE OF ANNUAL GENERAL MEETING, AND PROPOSALS OF THE BOARD OF DIRECTORS AND THE NOMINATION COMMITTEE TO THE ANNUAL GENERAL MEETING

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of Sonera Corporation will be held on Wednesday, April 3, 2002, at 4.00 p.m., at the Helsinki Fair Center, Hall C, at the address Messuaukio 1, Helsinki. The reception of those who have registered for the meeting begins at 2:30 p.m.

The following business shall be transacted at the Annual General Meeting:

1. The business to be transacted at the Annual General Meeting under Article 13 of the Articles of Association

2.The proposal of the Board of Directors to authorize the Board to decide upon the repurchase of the Company's shares.

The Board of Directors proposes that the Annual General Meeting authorize the Board to decide upon the repurchase of the Company's shares with the Company's distributable funds in such a manner that the maximum number of shares, with a counter book value of EUR 0.43 each, to be repurchased is 2,000,000. Shares can be repurchased for the purpose of using them as consideration when the Company acquires assets related to its business and as consideration in financing or implementation of acquisitions or other arrangements, for hedging against social security costs resulting from the personnel's stock options, or otherwise for resale in a manner and scope decided upon by the Board or for retirement.

Shares can be repurchased otherwise than in proportion to the holdings of the shareholders in public trading on the Helsinki Exchanges. The shares shall be repurchased at their prevailing market value in public trading at the time of the repurchase. The purchase price of the shares shall be paid to the sellers within the term of payment determined according to the Rules of the Helsinki Exchanges and the Rules of the Finnish Central Securities Depository. Repurchase of shares will reduce the Company's distributable free equity.

It is proposed that the authorization be valid until April 2, 2003.

3. The proposal of the Board of Directors to authorize the Board to decide upon the resale of the Company's own shares.

The Board of Directors proposes that the Annual General Meeting authorize the Board to decide upon the resale of the Company's own shares in such a manner that a maximum of 2,550,000 of repurchased Sonera shares can be resold pursuant to the authorization. The Board is authorized to decide to whom and in what order the Company's own shares are resold. The Board is entitled to decide to resell the Company's own shares in deviation from the shareholders' pre-emptive right to acquire the Company's own shares.

The shares can be used as consideration when the Company acquires assets related to its business, as consideration in financing or implementation of acquisitions or other arrangements, or for hedging against social security costs resulting from the personnel's stock options, or otherwise in a manner and scope decided upon by the Board. The shares shall be resold at their prevailing market value at the time of the resale on the Helsinki Exchanges.

It is proposed that the authorization be valid until April 2, 2003.

4. The proposal of the Board of Directors to authorize the Board to make charitable donations, within one year of the resolution of the Annual General Meeting, for up to EUR 100,000.

Other proposals known to the Company:

Composition of the Board of Directors

The Nomination Committee proposes to the Annual General Meeting that the number of the members of the Board of Directors be seven, and that the current Board of Directors be re-elected. The Nomination Committee proposes to the Annual General Meeting that Tapio Hintikka be re-elected as the Chairman of the Board of Directors, Jussi Länsiö be re-elected as the Vice Chairman and Jorma Laakkonen, Eva Liljeblom, Roger Talermo, Esa Tihilä and Tom von Weymarn be re-elected as members for the term of office expiring at the end of the next Annual General Meeting.

Dividends

The Board of Directors has decided to propose to the Annual General Meeting that no dividends be distributed for 2001.

Financial statements, proposals of the Board of Directors, and Annual Report

The financial statements and the proposals by the Board of Directors referred to in items 2 to 4 above, including the appendices, will be available for the shareholders' inspection as from March 27, 2002 at the Company's Head Office in Helsinki, at Teollisuuskatu 15, and copies of them will be sent to the shareholders upon request. The Annual Report which will be published on March 8, 2001 will be available on the Internet at Sonera's web site (http://www.sonera.com). The Annual Report will be sent to the shareholders upon request.

Right to attend

Attendance at the Annual General Meeting is open to shareholders who, by Friday, March 22, 2002, have been entered as shareholders in the Company's Shareholder Register, which is kept by Finnish Central Securities Depository Ltd, and who have registered for attendance at the Annual General Meeting no later than on Tuesday, March 26, 2002.

Registration for the Shareholder Register and availability of Shareholder Register as per the record date

Shareholders whose shares have been entered in their personal book-entry accounts are registered in the Company's Shareholder Register. Nominee-registered shareholders can be temporarily entered in the Company's Shareholder Register on March 22, 2002 to allow them to attend the Annual General Meeting.

The Shareholder Register as per the record date, March 22, 2002, will be available for viewing at HEXGate, Fabianinkatu 14, 00100 Helsinki, on Wednesday, March 27, 2002 at the latest.

Registration

Shareholders who, in view of the above, are entitled to attend the Annual General Meeting and who wish to use their voting rights at the Annual General Meeting shall register for attendance at the Annual General Meeting no later than on Tuesday, March 26, 2002, at 4 p.m. Finnish time. Shareholders can register:

i) by sending a letter to the address Sonera Corporation, Legal Affairs, P.O. Box 106, FIN-00051 SONERA;
ii) by telefax to the number +358 2040 66754;
iii) by telephone to the number +358 2040 58487, +358 2040 54101 or +358 2040 63322 from Monday to Friday, 10.00 a.m. – 4.00 p.m. Finnish time; or
iv) by e-mail via Sonera's web site at http://www.sonera.com.

If the registration is made by mail, telefax or e-mail, the letter, fax or e-mail message shall be received at Sonera prior to the expiration of the registration period.

Any proxy by which the proxyholder wishes to exercise his/her voting right at the meeting should be submitted to Sonera Corporation in connection with the registration.

Instructions for those who will attend the meeting

A ballot for the Annual General Meeting will be mailed to all shareholders entitled to attend the meeting, at the address indicated in the Shareholder Register. If the shareholder is represented in the Annual General Meeting by a proxyholder, the ballot is mailed to the proxyholder at the address separately notified to the Company. The ballot must be presented on arrival at the Annual General Meeting. Those who will attend the meeting are requested to arrive at the venue in good time.

Helsinki
February 6, 2002

BOARD OF DIRECTORS
SONERA CORPORATION

Jari Jaakkola
Executive Vice President Corporate Communications & IR

For further information, please contact:

Maire Laitinen, *Group General Counsel*
Puh. + 358 2040 58823
e-mail: maire.laitinen@sonera.com

Jari Jaakkola, Executive Vice President,
Corporate Communications & IR, tel. +358 2040 65170
e-mail: jari.jaakkola@sonera.com

Enclosures

Proposal of the Board of Directors to the Annual General Meeting for granting an authorization to the Board concerning repurchase of the Company's own shares

It was decided to propose to the Annual General Meeting to be held on April 3, 2002 that the Board of Directors be granted an authorization concerning the repurchase of the Company's shares as follows:

The Board of Directors has the right, within one year of the resolution of the Annual General Meeting, i.e. until April 2, 2003, to decide upon the repurchase of the Company's shares with the Company's distributable funds on the following conditions:

1.1 The Company's shares are repurchased for the purpose of using them as consideration when the Company acquires assets related to its business and as consideration in the financing or implementation of acquisitions or other arrangements, for hedging against social security costs resulting from the personnel's stock options, or otherwise for resale in a manner and scope decided upon by the Board or for retirement.

1.2 The maximum number of shares to be repurchased is 2,000,000, which represents approximately 0.18% of the Company's entire share capital.

1.3 The shares are repurchased otherwise than in proportion to the holdings of the shareholders in public trading on the Helsinki Exchanges.

1.4 The shares shall be repurchased at their prevailing market value in public trading at the time of the repurchase. The purchase price of the shares shall be paid to the sellers within the term of payment determined according to the Rules of the Helsinki Exchanges and the Rules of the Finnish Central Securities Depository.

1.5 The shares are repurchased otherwise than in proportion to the holdings of the shareholders, since the Company's shares are publicly traded on the Helsinki Exchanges, and the repurchase of the shares is to be carried out in public trading.

1.6 The repurchase of shares will reduce the Company's distributable free equity.

1.7 The repurchase of shares has no significant effect on the distribution of the shareholdings and voting rights in the Company, as the maximum number of shares to be repurchased represents no more than approximately 0.18% of the Company's entire share capital and no more than approximately 0.18% of the number of votes provided by the shares.

Of the members of the Company's inner circle, as defined in the Companies Act, the State of Finland owned on February 5, 2002 a total of 588,880,237 shares or approximately 52.8% of the Company's 1,115,301,729 shares and votes represented thereby. Other members of the Company's inner circle owned on February 5, 2002 a total of 14,809 shares or approximately 0.001% of the Company's 1,115,301,729 shares and votes represented thereby. The proportionate share of the members of the Company's inner circle in the Company's share capital and voting rights after repurchase of the shares cannot be determined, since the Company's shares are to be repurchased in public trading on the Helsinki Exchanges, without any knowledge of the parties selling the shares.

Proposal of the Board of Directors to the Annual General Meeting for granting an authorization to the Board concerning resale of the Company's own shares

It was decided to propose to the Annual General Meeting to be held on April 3, 2002 that the Board of Directors be granted an authorization concerning the resale of the Company's own shares as follows:

1.1 The Board of Directors has the right, within one year of the resolution of the Annual General Meeting, i.e. until April 2, 2003, to decide upon the resale of the Company's own shares on the following conditions:

1.2 The authorization applies to a maximum of 2,550,000 of repurchased Sonera shares, the total counter book value of which amounts to EUR 1,096,500.

1.3 The Board is authorized to decide to whom and in what order the Company's own shares are resold. The Board is entitled to decide to resall the Company's own shares in deviation from the shareholders' pre-emptive right to acquire the Company's own shares. The shareholders' pre-emptive right can be disapplied provided that there are weighty financial grounds for it from the Company's perspective, such as the financing of an acquisition or the implementation of a similar arrangement, or hedging against social security costs resulting from the personnel's stock options. The decision shall not be made in favour of a member of the Company's inner circle.

1.4 The shares can be used as consideration when the Company acquires assets related to its business, as consideration in the financing or implementation of acquisitions or other arrangements, for hedging against social security costs resulting from the personnel's stock options, or otherwise in a manner and scope decided on by the Board.

1.5 The shares will be resold at their prevailing market value at the time of the resale and that is determined in public trading on the Helsinki Exchanges.

Proposal of the Board of Directors to the Annual General Meeting to authorize the Board to make charitable donations

The Board of Directors proposes to the Annual General Meeting to be held on April 3, 2002 that the Annual General Meeting authorize the Board to decide, within a year from the decision of the Annual General Meeting, on the making of charitable donations for up to EUR 100,000.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 6, 2002

SONERA CORPORATION

By: /s/ Jari Jaakkola
Jari Jaakkola
Executive Vice President
Corporate Communications and IR

By: /s/ Maire Laitinen
Maire Laitinen
General Counsel